SAMSON OIL & GAS COMMENCES SURFACE WORK FOR THE RIPSAW WELL

Denver 1700 hours February 25, 2010, Perth 0700 hours February 26, 2010

Ripsaw #1 (95% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE Amex: SSN) advises that a right of way agreement has been executed with the landowner holding the adjacent property to the surface location for the Ripsaw #1 well. This supplements the surface agreement previously reached with the landowner of the well site. The right of way agreement which allows the road construction to proceed took longer to settle than expected and consequently delayed the spud of the well from the previously advised end of February.

Having secured the right of way, Samson has also achieved a surface access agreement to one of the two natural gas pipelines that exist adjacent to the Ripsaw location. Thus it will be possible to produce any gas that may be found in Ripsaw without having to negotiate surface access to this pipeline.

As previously advised, Samson executed a turn-key contract for the drilling of the Ripsaw well, and having now commenced earth moving operations for the access road and well site, the Ripsaw well is firmly scheduled in the drilling contractors work flow. Samson expects the well to spud between March 18th and March 25th.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the NYSE Amex under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,169 million ordinary shares issued and outstanding, which would be the equivalent of 58.5 million ADSs.  Accordingly, based on the NYSE Amex closing price of US$0.405 per ADS on February 16, 2010 the company has a current market capitalization of approximately US$ 26.2 million.  Correspondingly, based on the ASX closing price of A$0.026 on February 16, 2010, the company has a current market capitalization of A$ 33.6 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.